P.J. Robb Variable, LLC

(A wholly owned subsidiary of Crump Life Insurance Services, LLC)

Statement of Financial Position

December 31, 2022

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SEC FILE NUMBER
8-48197

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: P.J. ROBB VARIABLE, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6075 POPLAR AVENUE, SUITE 400
(No. and Street)

MEMPHIS	TN	38119
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JENNIFER A. MATLOCK	717-736-8159	JENNIFER.MATLOCK@PJROBB.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PRICEWATERHOUSECOOPERS LLP
(Name – if individual, state last, first, and middle name)

150 3rd Ave S Suite #1400	Nashville	TN	37201
(Address)	(City)	(State)	(Zip Code)

10/20/2003	0238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JENNIFER A. MATLOCK, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of P.J. ROBB VARIABLE, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CHIEF FINANCIAL OFFICER

[signature]
Notary Public

Commonwealth of Pennsylvania - Notary Seal
MICHAEL J WAGNER - Notary Public
Dauphin County
My Commission Expires May 3, 2024
Commission Number 1172915

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

P.J. Robb Variable, LLC
(A wholly owned subsidiary of Crump Life Insurance Services, LLC)
Index
December 31, 2022

pwc

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors of
P.J. Robb Variable, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial position of P.J. Robb Variable, LLC (the "Company") as of December 31, 2022, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Charlotte, North Carolina
February 23, 2023

We have served as the Company's auditor since 2012.

P.J. Robb Variable, LLC
(A wholly owned subsidiary of Crump Life Insurance Services, LLC)
Statement of Financial Position
December 31, 2022

Assets	
Cash	$ 24,720,107
Segregated cash under regulation	200,000
Commissions receivable, net of allowance of $86,888	6,318,862
Income tax receivable from affiliate	937,092
Goodwill	13,431,068
Other assets	152,857
Total assets	$ 45,759,986
Liabilities and Member's Equity	
Commissions payable	$ 3,305,462
Payable to Parent	1,363,480
Accrued expenses and other liabilities	84,121
Total liabilities	4,753,063
Member's equity	
Common units and additional paid-in capital: no par value; 2,000 shares authorized; 1,400 shares issued and outstanding	20,777,967
Owner's equity	20,228,956
Total member's equity	41,006,923
Total liabilities and member's equity	$ 45,759,986

The accompanying notes are an integral part of this financial statement.

1. Organization

P.J. Robb Variable, LLC (the "Company"), is a wholly owned subsidiary of Crump Life Insurance Services, LLC (the "Parent"), which is a wholly owned subsidiary of Truist Insurance Holdings, Inc. ("Insurance Holdings"). Insurance Holdings is a wholly owned subsidiary of Truist Bank ("Truist"), which is a wholly owned subsidiary of Truist Financial Corporation (the "Corporation").

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company acts as a retail and wholesale broker-dealer of life insurance and annuity products for various insurance carriers. The Company conducts business on a national basis.

On December 31, 2022, the Company converted to a single-member limited liability company, with the Parent being the sole member. Previously, the Company was incorporated in the state of Tennessee and was named P.J. Robb Variable Corporation.

2. Summary of Significant Accounting Policies

The accounting and reporting policies are in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Additionally, where applicable, the policies conform to the accounting and reporting guidelines prescribed by Company regulatory authorities. The following is a summary of the more significant accounting policies.

Use of Estimates
The preparation of a financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statement. The most significant estimates are related to goodwill and tax assets and liabilities. Actual results could differ from those estimates.

Cash
Cash includes funds on deposit with financial institutions that are available for withdrawal on demand.

Cash Segregated Under Regulation
The Company had $200,000 of cash on deposit at December 31, 2022 in a restricted cash account for the exclusive benefit of customers.

Commissions Receivable
The Company's receivables are from the distributor broker-dealers of the insurance carriers. The Company has reflected commissions receivable arising from the Company's operations on its Statement of Financial Position. The Company considered current conditions, and there is not a foreseeable expectation of an event or change which would result in the receivables being unpaid, and there is no historical evidence of market declines that would cause the fair value to decline below the amortized cost of the receivables. The expected credit loss for commissions receivable was $86,888 as of December 31, 2022.

Goodwill

Goodwill represents the cost in excess of the fair value of net assets acquired (including identifiable intangibles). Goodwill is tested at least annually for impairment during the fourth quarter of each year and more frequently if circumstances exist that indicate a possible reduction in the fair value of the business below its carrying value. If, after assessing all relevant events or circumstances, the Company concludes that it is more-likely-than-not that the fair value of a reporting unit is below its carrying value, then an impairment test is required. The Company may also elect to bypass the qualitative assessment and proceed directly to the impairment test. The Company measures impairment using the present value of estimated future cash flows based upon available information. Discount rates are based upon the cost of capital specific to the industry in which the Company operates. If the carrying value of the Company exceeds its fair value, the Company would recognize impairment for the excess of carrying value over fair value. Through December 31, 2022, the Company did not record any impairments related to goodwill.

Income Taxes

Deferred income taxes have been provided when different accounting methods have been used in determining income for income tax purposes and for financial reporting purposes. Deferred tax assets and liabilities are recognized based on future tax consequences attributable to differences arising from the financial statement carrying values of assets and liabilities and their tax bases. In the event of changes in the tax laws, deferred tax assets and liabilities are adjusted in the period of the enactment of those changes, with the cumulative effects included in the current year's income tax provision.

The Company's operating results are included in the consolidated Federal income tax return of the Corporation. The method of allocating Federal income tax expense is determined under a tax allocation agreement between the Company and the Corporation. The allocation agreement specifies that income tax expense will be computed for all subsidiaries on a separate company method, taking into account tax planning strategies and the tax position of the consolidated group.

New Accounting Pronouncements

There were no standards adopted during the current year that had a material effect on the Company's financial statement, and no standards not yet adopted by the Company that are expected to have a material effect on the Company's financial statement.

3. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule 15c3 - 1 (the "Rule"), which requires the maintenance of minimum net capital. The Rule requires that the Company maintain minimum net capital equal to the greater of 6 2/3% of aggregate indebtedness or $250,000. At December 31, 2022, the Company had net capital under the Rule of $24,484,915 which was $24,165,916 in excess of its minimum required net capital of $318,999. The Company's ratio of aggregate indebtedness to net capital at December 31, 2022 was 20%.

4. Related Party Transactions

The Company enters into certain related party transactions with the Parent and other affiliated companies. These transactions, which arise in the normal course of business, are summarized below. Receivables from and payables to Parent and affiliates represent amounts due from and to the Parent and affiliate companies and are expected to be settled in the normal course of business. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Cash
The Company had $1,270,107 of cash on deposit with Truist at December 31, 2022 that is noninterest bearing.

Income Tax Receivable from Affiliate
The Company had $937,092 in income tax receivable from the Corporation at December 31, 2022, presented on the Statement of Financial Position.

Payable to Parent
At December 31, 2022, the Company had a payable of $1,363,480 to the Parent, presented on the Statement of Financial Position. Included in this amount were a payable of $813,159 for administrative service fees and a payable of $550,321 which resulted from unsettled operational amounts.

5. Income Taxes

The Company does not have any deferred tax assets or liabilities included on the Statement of Financial Position at December 31, 2022.

The Company did not have any unrecognized tax benefits and did not record or accrue any interest or penalties during 2022 related to unrecognized tax benefits. The Company is subject to U.S. income taxes as well as various state and local jurisdictions. Truist's federal income tax returns are no longer subject to assessment by the IRS for taxable years prior to 2019. Various years remain subject to assessment by state and local taxing authorities.

On December 31, 2022, the Company converted to a single-member limited liability company, an entity disregarded as separate from its owner for income tax purposes. Concurrently, Insurance Holdings elected to treat the Company as a disregarded entity under the provisions of ASU 2019-12. After December 31, 2022, in accordance with Company policy, Insurance Holdings will record all deferred tax assets and liabilities on their financial statements.

6. Fair Value of Financial Instruments

The estimated fair value of the Company's financial instruments, which primarily consist of cash, receivables, and current obligations, approximates carrying value because of the short term nature of these financial instruments.

7. Commitments and Contingencies

In accordance with the provisions of U.S. GAAP for contingencies, the Company establishes accruals for legal matters when potential losses associated with the actions become probable and the amount of loss can be reasonably estimated. At December 31, 2022, management is not aware of any material contingent liabilities and the Company has no material future commitments.

8. Subsequent Events

On February 16, 2023, the Corporation entered into an agreement to sell a 20% stake of the common equity in Insurance Holdings to an investor group led by Stone Point Capital, LLC. The transaction is expected to close in the second quarter of 2023, subject to customary closing conditions and regulatory approvals.